UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
 (Translation of registrant’s name into English)

Republic of Peru
 (Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: April 25, 2017

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of March 31, 2017 and for the three-month period then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of March 31, 2017 and for the three-month period then ended

Content

Report on review of interim condensed consolidated financial statements

Interim condensed consolidated financial statements
Interim condensed consolidated statements of financial position
Interim condensed consolidated statements of profit or loss
Interim condensed consolidated statements of other comprehensive income
Interim condensed consolidated statements of changes in equity
Interim condensed consolidated statements of cash flows
Notes to the interim condensed consolidated financial statements

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

Introduction
We have reviewed the accompanying interim condensed consolidated statement of financial position of Cementos Pacasmayo S.A.A. (a Peruvian company) and its Subsidiaries (together the "Group") as of March 31, 2017, and the related interim condensed consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three-month period then ended, and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review
We conducted our review in accordance with International Auditing Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Lima, Peru
April 25, 2017

Countersigned by:

Carlos Valdivia Valladares
C.P.C.C. Register No. 27255

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of financial position
As of March 31, 2017 (unaudited) and December 31, 2016 (audited)

	Note	As of March 31, 2017	As of December 31, 2016
		S/(000)	S/(000)
Assets
Current assets
Cash and term deposits	3	18,544	80,215
Trade and other receivables	4	80,810	81,121
Income tax prepayments		40,336	46,546
Inventories	5	345,731	346,535
Prepayments		14,880	7,909
Total current asset		500,301	562,326
Assets held for distribution		-	338,411

Non-current assets
Trade and other receivables	4	24,439	25,120
Prepayments		937	1,222
Available-for-sale financial investments	12	21,873	657
Derivative financial instruments	12	46,158	69,912
Property, plant and equipment	6	2,244,757	2,273,048
Exploration and evaluation assets		44,726	43,028
Deferred income tax assets		6,781	6,350
Other assets		498	549
Total non-current assets		2,390,169	2,419,886
Total assets		2,890,470	3,320,623

Liabilities and equity
Current liabilities
Trade and other payables	7	114,973	142,773
Income tax payable		2,803	3,464
Provisions	8	27,302	31,711
Total current liabilities		145,078	177,948
Liabilities directly related to assets held for distribution		-	2,704

Non-current liabilities
Interest-bearing loans and borrowings	12	965,259	998,148
Other non-current provisions		22,042	22,042
Deferred income tax liabilities		134,793	139,752
Total non-current liabilities		1,122,094	1,159,942
Total liabilities		1,267,172	1,340,594

Equity
Capital stock		423,868	531,461
Investment shares		40,279	50,503
Treasury shares		(119,005)	(108,248)
Additional paid-in capital		426,490	545,165
Legal reserve		153,349	188,075
Other reserves		(10,657)	(16,602)
Retained earnings		697,160	677,086
Equity attributable to equity holders of the parent		1,611,484	1,867,440
Non-controlling interests		11,814	112,589
Total equity		1,623,298	1,980,029
Total liabilities and equity		2,890,470	3,320,623

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of profit or loss
For the three-month period ended March 31, 2017 and March 31, 2016 (both unaudited)

		For the three-month period ended March 31,
	Note	2017	2016
		S/(000)	S/(000)

Sales of goods	14	280,129	308,768
Cost of sales		(167,190)	(194,540)
Gross profit		112,939	114,228

Operating income (expense)
Administrative expenses		(48,350)	(46,401)
Selling and distribution expenses		(12,139)	(9,076)
Other operating (expense) income, net		(694)	4,548
Total operating expenses, net		(61,183)	(50,929)
Operating profit		51,756	63,299

Other income (expenses)
Finance income		1,530	266
Finance costs		(17,710)	(16,839)
Net (loss) gain from exchange difference		(1,110)	(4,157)
Total other income (expenses), net		(17,290)	(20,730)
Profit before income tax		34,466	39,921
Income tax expense	9	(12,021)	(13,097)

Profit for the period from continuing operations		22,445	29,472

Loss for the period from discontinued operations		(754)	(1,731)

Profit for the period		21,691	27,741

Attributable to:
Equity holders of the parent		22,305	28,459
Non-controlling interests		(614)	(718)

		21,691	27,741

Earnings per share
Basic and diluted profit for the period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	11	0.04	0.05

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of other comprehensive income
For the three-month period ended March 31, 2017 and March 31, 2016 (both unaudited)

		For the three-month period ended March 31,
	Note	2017	2016
		S/(000)	S/(000)

Profit for the period		21,691	27,741

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods (net of income tax):
Change in fair value of available-for-sale financial investments		10	141
Net gain on cash flow hedges	12	8,423	25,527
Deferred income tax related to component of other comprehensive income	9	(2,488)	(6,674)
Other comprehensive income for the period, net of income tax		5,945	18,994

Total comprehensive income, net of income tax		27,636	46,735

Total comprehensive income attributable to:
Equity holders of the parent		28,250	47,453
Non-controlling interests		(614)	(718)

		27,636	46,735

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of changes in equity
For the three-month period ended March 31, 2017 and March 31, 2016 (both unaudited)

	Attributable to equity holders of the parent

	Capital stock	Investment shares	Treasury shares	Additional paid-in capital	Legal reserve	Unrealized gain on available-for-sale investments	Unrealized gain on derivative financial instruments	Retained earnings	Total	Non-controlling interests	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2016	531,461	50,503	(108,248)	553,466	176,458	(11)	11,660	727,765	1,943,054	103,080	2,046,134
Profit for the period	-	-	-	-	-	-	-	28,459	28,459	(718)	27,741
Other comprehensive income	-	-	-	-	-	104	18,890	-	18,994	-	18,994

Total comprehensive income	-	-	-	-	-	104	18,890	28,459	47,453	(718)	46,735

Appropriation of legal reserve	-	-	-	-	2,846	-	-	(2,846)	-	-	-
Contribution of non-controlling interests, note 1	-	-	-	-	-	-	-	-	-	473	473
Other adjustments of non-controlling interests, note 1	-	-	-	(7,521)	-	-	-	-	(7,521)	7,521	-

Balance as of March 31, 2016	531,461	50,503	(108,248)	545,945	179,304	93	30,550	753,378	1,982,986	110,356	2,093,342

Balance as of January 1, 2017	531,461	50,503	(108,248)	545,165	188,075	145	(16,747)	677,086	1,867,440	112,589	1,980,029
Profit for the period	-	-	-	-	-	-	-	22,305	22,305	(614)	21,691
Other comprehensive income	-	-	-	-	-	7	5,938	-	5,945	-	5,945

Total comprehensive income

Appropriation of legal reserve	-	-	-	-	2,231	-	-	(2,231)	-	-	-
Contributions of non-controlling interests, note 1	-	-	-	-	-	-	-	-	-	90	90
Purchase of shares in treasury	-	-	(34,216)	-	-	-	-	-	(34,216)	-	(34,216)
Splitting effects of equity block, note 1	(107,593)	(10,224)	23,459	(118,569)	(36,957)	-	-	-	(249,884)	(100,357)	(350,241)
Other adjustments of non-controlling interests, note 1	-	-	-	(106)	-	-	-	-	(106)	106	-

Balance as of March 31, 2017	423,868	40,279	(119,005)	426,490	153,349	152	(10,809)	697,160	1,611,484	11,814	1,623,298

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows
For the three-month period ended March 31, 2017 and March 31, 2016 (both unaudited)

		For the three-month period ended March 31,
	Note	2017	2016
		S/(000)	S/(000)

Operating activities
Profit before income tax		33,161	39,921
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization		30,651	24,176
Finance costs		17,710	16,839
Long-term incentive plan	10	2,850	2,226
Doubtful accounts		300	50
Unrealized exchange difference related to monetary transactions		87	492
Finance income		(1,530)	(266)
Net loss (gain) on disposal of property, plant and equipment		(142)	-
Other operating, net		29	734

Working capital adjustments
(Increase) decrease in trade and other receivables		(661)	21,990
Increase in prepayments		(6,776)	(12,813)
(Increase) decrease in inventories		(2,060)	14,247
Increase (decrease) in trade and other payables		3,760	(27,180)
		77,379	80,416

Interests received		395	250
Interests paid		(22,447)	(23,841)
Income tax paid		(12,094)	(28,831)
Net cash flows provided from operating activities		42,233	27,994

Which includes cash used in discontinued operations for		(2,611)	(5,577)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows (continued)

		For the three-month period ended March 31,
	Note	2017	2016
		S/(000)	S/(000)
Investing activities
Purchase of property, plant and equipment		(13,279)	(54,774)
Purchase of evaluation and exploration assets		(6,769)	(6,038)
Related party loan		(5,953)	-
Proceeds from sale of property, plant and equipment		142	-
Net cash used in investing activities		(25,859)	(60,812)

Which includes cash used in investment activities of discontinued operations for		(6,410)	(15,166)

Financing activities
Contribution of non-controlling interests	1	90	473
Repurchase of investment shares		(34,216)	-
Payment of hedge commissions		(13,412)	(14,003)
Dividends paid		(310)	(215)
Net cash flows used in financing activities		(47,848)	(13,745)

Which includes cash provided from financing activities of discontinued operations for		5,953	-

Net decrease in cash and cash equivalents		(30,474)	(46,563)
Net foreign exchange difference		(87)	(492)
Cash and cash equivalents at the beginning of the period		80,215	158,007
Transfer of cash and cash equivalent due to spin-off	1	(34,178)	-
Change in cash and cash equivalents of discontinued operations		3,068	-

Cash and cash equivalents at the end of the period	3	18,544	110,952

Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions		87	492

See transfer of net assets that did not generated cash flows in Note 1.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated financial statements
As of March 31, 2017 and 2016 (both unaudited), and December 31, 2016 (audited)

1.	Economic activity
Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation with publicly traded shares.

The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of March 31, 2017, December 31, 2016 and March 31, 2016. The consolidated financial statements of Inversiones ASPI S.A. are not available for public use because their shares are not listed on the Lima Stock Exchange. The Company’s registered address is Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and selling of cement, blocks, concrete and quicklime in Peru’s northern region.

The interim condensed consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) as of March 31, 2017 and for the three-month period then ended, were authorized for issuance by the Company’s Management on April 25, 2017.

Spin-off of net assets
On September 2016, the General Shareholders’ Meeting of the Company approved a spin-off project that would allow the transfer of a portion of net assets (composed by the assets and liabilities of the Company's interest in Fosfatos del Pacífico S.A.) to Fossal S.A.A. (enterprise created as a subsidiary of Inversiones ASPI S.A.). The purpose of the spin-off project is to allocate the assets and liabilities of the Company in accordance with the specialization of each business, creating greater flexibility for shareholders and greater clarity in long-term operations.

The project contemplated that, for each common stock and investment of Cementos Pacasmayo S.A.A., shareholders received approximately 0.20 common shares of Fossal S.A.A. and approximately 0.80 common shares of Cementos Pacasmayo S.A.A.

On March 1, 2017, the spin-off project was executed; in consequence, capital stock, investment shares, additional capital and legal reserve decreased by S/107,593,000, S/10,224,000, S/118,569,000 and S/36,957,000, respectively. The related non-controlling interest was write-off for S/100,357,000.

Notes to interim condensed consolidated financial statements (continued)

As of March 1, 2017, the assets transferred and the assets and liabilities of Fosfatos del Pacifico S.A. (net of intercompany eliminations), mainly comprise the following:

S/(000)

Assets -
Cash and cash equivalents	34,178
Accounts receivable from related parties	5,822
Inventories	2,694
Income tax prepayments	3,892
Other current assets	5,126
Other receivables non current	50,200
Property, plant and equipment, net	204,975
Exploration and evaluation assets	52,578
Deferred income tax assets	23,173
382,638

Liabilities and equity -
Trade and other payables	8,938
Capital stock	107,593
Additional paid-in capital	118,569
Investment shares	10,224
Other reserves	36,957
Non-controlling interest	100,357

382,638

As of the date of the spin-off’s execution, part of the investment shares transferred in the net assets were owned by Cementos Pacasmayo SAA. In exchange for these shares, the Company received 9,148,373 investment shares of Fossal S.A.A., which were recorded as available-for-sale investments, at cost, for an amount of S/21,206,000. The difference between the financial and tax value of those investments generated a deferred income tax asset of S/2,253,000.

Except for the aforementioned spin-off, as of March 31, 2017, there were no changes in the main activities of the subsidiaries included in the consolidated financial statements as of December 31, 2016.

Contributions of non-controlling interest -
Salmueras Sudamericanas S.A.
In order to finance the Salmueras Project, the General Shareholders' Meetings of the subsidiary Salmueras Sudamericanas S.A. of December 13, 2016 and February 2, 2016, agreed contributions of S/783,000 and S/4,100,000, respectively. Under this agreement, during the three-month period ended March 31, 2017 and 2016, contributions made by Quimpac S.A. amounted to S/90,000 and S/473,000, respectively.

Notes to interim condensed consolidated financial statements (continued)

All these contributions are partial payments of the capital commitment that might be assumed by the Company and Quimpac S.A. for the brine project up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary.

The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/106,000 during the three-month period ended March 31, 2017 (S/556,000 during the three-month period ended March 31, 2016), and were recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

Fosfatos del Pacifico S.A.
During February 2016, the Company made an additional capital contribution of S/23,216,000, which was approved by the Board of Directors; this contribution did not include a change in the percentage interests held by the current shareholders.

This capital contribution was destined to working capital of the brick plant. The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/6,965,000 during the three-month period ended March 31, 2016, and it was recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

As indicated in previous paragraphs, the net assets corresponding to the investment in Fosfatos del Pacífico S.A. was transferred to Fossal S.A.A. on March 1, 2017.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1	Basis of preparation -
The interim condensed consolidated financial statements of the Company have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments, derivatives financial instruments and the call-option that have been measured at fair value. The interim condensed consolidated financial statements are presented in soles and all values are rounded to the nearest thousand (S/000), except as otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Group’s annual consolidated financial statements as of December 31, 2016.

In addition to the information on accounting policies mentioned in the consolidated financial statements as of December 31, 2016, as of March 31, 2017 the available for sale financial investments on Fossal S.A.A. are carried out at cost in accordance with the criteria established in IAS 39.

Notes to interim condensed consolidated financial statements (continued)

New standards, interpretations and amendments
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group´s annual financial statements for the year ended December 31, 2016.

Several new standards and amendments apply for the first time in 2017. However, they do not impact the interim condensed consolidated financial statements or the annual consolidated financial statements of the Group.

For information purpose, following is a summary of the nature and impact of each new standard:

-	Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative
The amendments require entities to provide disclosure about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). On initial application of the amendment, entities are not required to provide comparative information for preceding periods. The Group is not required to provide additional disclosures in its condensed interim consolidates financial statements, but will disclose additional information in its annual consolidated financial statements for the year ended 31 December 2017.

-	Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrecognized Losses
The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognized in opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact.

The Group applied the amendments retrospectively.

-	Annual Improvements 2014-2016 Cycle
These improvements are effective for annual periods beginning on or after 1 January 2017. They include:

Notes to interim condensed consolidated financial statements (continued)

Amendments to IFRS 12 Disclosure of Interest in Other Entities: Clarification of the scope of disclosure requirements in IFRS 12

The amendments clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10-B16, apply to an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or include in a disposal group that is classified) as held for sale.

The Group has adopted the amendments retrospectively. As the disclosure requirements in IFRS 12 do not specifically apply to the interim condensed consolidated financial statements, the Group will disclose the required information in its annual consolidated financial statements for the year ended 31 December 2017.

2.2	Basis of consolidation - The condensed interim consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of March 31, 2017 and 2016.

2.3	Seasonality of operations - Seasonality is not relevant to the Group's activities.

3.	Cash and term deposits
(a)	This caption consists of the following:

	As of March 31, 2017	As of December 31, 2016	As of March 31, 2016
	S/(000)	S/(000)	S/(000)

Cash on hand	1,101	1,391	1,294
Cash at banks (b)	12,443	28,424	19,769
Short-term deposits (c)	5,000	50,400	89,889
Cash balances included in statements of cash flows	18,544	80,215	110,952

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in domestic and foreign banks and is freely available. The cash at banks interest yield is based on daily bank deposit rates.

(c)
As of March 31, 2017, December 31, 2016 and March 31, 2016, the short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and have maturities of less than three months.

Notes to interim condensed consolidated financial statements (continued)

4.	Trade and other receivables
As of March 31, 2017 and December 31, 2016 this caption mainly include trade receivables, value-added tax credit (VAT), interest receivables and tax refund receivable. In this specific case, according to the Company’s management and its legal advisor’s opinion, it is more likely than not that the subsidiary will recover these tax refunds, since it complied with all the formal and substantive requirements to obtain the VAT benefit. As a result, the Company’s management has concluded that there is no need to record a valuation allowance for this VAT credit.

5.	Inventories
As of March 31, 2017 and December 31, 2016 includes goods and finished products, work in progress, raw materials and other supplies to be used in the production process.

6.	Property, plant and equipment
During the three-month period ended March 31, 2017 the additions of the Group amounted approximately to S/3,748,000 (S/37,620,000 during the three-month period ended March 31, 2016).

7.	Trade and other payables
As of March 31, 2017 and December 31, 2016, this caption includes trade payables, interest and swap commissions, dividends among other minor payables. As of March 31, 2016 dividends payable amounted to S/4,760,000 (S/4,020,000 as of December 31, 2016).

8.	Provisions
As of March 31, 2017 and December 31, 2016, this caption includes workers’ profit sharing, long-term incentive plan and rehabilitation provision.  The decrease in this liability is mainly explained by the payment of the workers’ profit sharing made in the first quarter of 2017.

9.	Income tax
The Company calculates income tax expense of the period using the tax rate that would be applicable to the expected total annual earnings.

The major components of the income tax expense in the interim condensed consolidated statement of profit or loss and statement of other comprehensive income are:

	For the three-month period ended March 31,
	2017	2016
	S/(000)	S/(000)

Current income tax (expense)	(17,643)	(14,044)
Deferred income tax (expense)	5,622	947
Income tax expense recognized in the consolidated statements of profit or loss	(12,021)	(13,097)
Income tax recognized in other comprehensive income	(2,488)	(6,674)
Income tax recognized on equity	2,253	-

Total income tax	(12,256)	(19,771)

Notes to interim condensed consolidated financial statements (continued)

Following is the composition of deferred tax related to items recognized in OCI:

	For the three-month period ended March 31,
	2017	2016
	S/(000)	S/(000)

Unrealized loss on available-for-sale financial investments	(3)	(37)
Unrealized gain on derivative financial instruments	(2,485)	(6,637)

Total deferred income tax on OCI	(2,488)	(6,674)

Difference in available-for-sale investments at cost	(2,253)	-

Total income tax recognized in equity	(2,253)	-

10.	Related party transactions
During the three-months periods ended March 31, 2017 and 2016, the Group carried out the following main transactions with Inversiones ASPI S.A. and its related parties:

	For the three-month period ended March 31,
	2017	2016
	S/(000)	S/(000)

Income
Inversiones ASPI S.A.
Fees from office lease	3	3
Fees for management and administrative services	244	273

Servicios Corporativos Pacasmayo S.A.C. (Sercopa)
Fees from office lease	3	3
Fees for management and administrative services	3	2

Compañía Minera Ares S.A.C. (Ares)
Fees from land rental services	84	89
Fees from leasing of parking	79	84

Fosfatos del Pacífico S.A. (Fospac)
Fees from office lease	26	-
Fees for management and administrative services	115	-

Fossal S.A. (Fossal)
Fees from office lease	7	-
Fees for management and administrative services	4	-

Expense
Security services provided by Compañía Minera Ares S.A.C.	(274)	(257)

Notes to interim condensed consolidated financial statements (continued)

As a result of these and other transactions, the Group had the following rights and obligations with Inversiones ASPI S.A. and its related parties as of March 31, 2017 and December 31, 2016:

	March 31, 2017		December 31, 2016
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Inversiones ASPI S.A.	166	-	109	-
Fosfatos del Pacífico S.A.	1,460	-	-	-
Others	592	-	595	-

	2,218	-	704	-

Outstanding balances are unsecured and interest free. There have been no guarantees provided or received from any related party receivables or payables. For the periods ended March 31, 2017 and December 31, 2016, the Group has not recorded any impairment of receivables from related parties. This assessment is undertaken each financial year by examining the financial position of the related party.

Compensation of key management personnel of the Group -
The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. The total short term compensations expense amounted to S/5,024,000 during the three-month period ended March 31, 2017 (S/4,681,000 during the three-month period ended March 31, 2016) , and the total long term compensations expense amounted to S/2,850,000 during the three-month period ended March 31, 2017 (S/2,226,000 during the three-month period ended March 31, 2016).  The Company does not compensate Management with post-employment or contract termination benefits or share-based payments.

11.	Earnings per share (EPS)
Basic earnings per share amounts are calculated by dividing net profit for the three-month period ended March 31, 2017 and 2016 attributable to common shares and investment shares of the parent by the weighted average number of common and investment shares outstanding during those periods.

The Group has no dilutive potential common shares as of March 31, 2017 and 2016.

Notes to interim condensed consolidated financial statements (continued)

Calculation of the weighted average number of shares and the basic and diluted earnings per share is presented below:

	For the three-month period ended March 31,
	2017	2016
	S/(000)	S/(000)

Numerator
Net profit from continuing operations attributable to ordinary equity holders of the Parent	22,694	29,462
Net loss from discontinued operations attributable to ordinary equity holders of the Parent.	(389)	(1,003)
Net profit attributable to ordinary equity holders of the Parent	22,305	28,459

	For the three-month period ended March 31,
	2017	2016
	Thousands	Thousands

Denominator
Weighted average number of common and investment shares	497,776	544,687

	For the three-month period ended March 31,
	2017	2016
	S/	S/

Basic and diluted profit for common and investment shares from continuing operations	0.05	0.06
Basic and diluted loss for common and investment shares from discontinued operations	(0.01)	(0.01)
Basic and diluted profit for common and investment shares from continuing and discontinued operations	0.04	0.05

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of completion of these interim condensed consolidated financial statements.

Notes to interim condensed consolidated financial statements (continued)

12.	Financial instruments
(a)	Financial asset and liabilities –
Financial assets –

	As of March 31, 2017	As of December 31, 2016
	S/(000)	S/(000)

Financial instruments at fair value through of other comprehensive income
Derivative financial instruments (cross currency swaps)	46,158	69,912
Total cash flow hedge	46,158	69,912

Available-for-sale financial investments at fair value through other comprehensive income
Quoted equity shares	667	657
Total available-for-sale investments	667	657

Total financial assets at fair value	46,825	70,569

Financial instruments at fair value through other comprehensive income reflect the positive change in fair value of cross currency swaps contracts, designated as cash flow hedges to hedge the Senior Notes balance denominated in US dollars.

Except cash flow hedge and available-for-sale investments, all financial assets which included cash and cash equivalents and trade and other receivables, are classified in the category of loans and receivables, are non-derivative financial assets carried at amortized cost and generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties. In the case of investments available for sale without public listing, the Company has opted to value them at acquisition cost in accordance with IAS 39.

Financial liabilities -
All financial liabilities of the Group including trade and other payables and interest-bearing loans and borrowings are classified as loans and borrowings and are carried at amortized cost.

(b)	Hedging activities and derivatives -
Cash flow hedges -
Foreign currency risk -
As of March 31,2017 the Group maintain Cross currency swap contracts for a notional amount of US$300,000,000, which are measured at fair value through other comprehensive income and designated as hedging instruments in cash flows hedges of Senior Notes denominated in US dollars.

The cross currency swap contracts balances vary with the level of expected forward exchange rates.

Notes to interim condensed consolidated financial statements (continued)

As of March 31, 2017
	Assets	Liabilities
	S/(000)	S/(000)
Cross currency swap contracts designated as hedging instruments
Fair value	46,158	-

	46,158	-

As of December 31, 2016
	Assets	Liabilities
	S/(000)	S/(000)
Cross currency swap contracts designated as hedging instruments
Fair value	69,912	-

	69,912	-

The terms of the cross currency swaps contracts match the terms of the related Senior Notes.
The cash flow hedge of the expected future payments was assessed to be highly effective and an unrealized gain of S/8,423,000 for the three-month period ended March 31, 2017 (loss of S/25,527,000 for the three-month period ended March 31, 2016) is included in other comprehensive income.  The amounts retained in other comprehensive income as of March 31, 2017 are expected to mature and affect the consolidated statement of profit or loss in each of the future years until 2023.

(c)	Fair values –
Set out below is a comparison of the carrying amounts and fair values of financial instruments as of March 31, 2017 and December 31, 2016:

	Carrying amount		Fair value
	2017	2016	2017	2016
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Derivatives financial assets – Cross currency swaps	46,158	69,912	46,158	69,912
Available-for -sale financial investments	667	657	667	657
Total financial assets – non – current	46,825	70,569	46,825	70,569
Financial liabilities
Financial obligations:
Senior Notes	965,259	998,148	987,927	1,012,607

Total financial liabilities	965,259	998,148	987,927	1,012,607

Management assessed that cash and term deposits, trade receivables, trade payables and other current liabilities approximate their carrying amounts due to short-term maturities of these instruments.

Notes to interim condensed consolidated financial statements (continued)

The following methods and assumptions were used to estimate the fair values:

-
The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data.  The most frequently applied valuation techniques include swap valuation models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative.  CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio.  CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-
The fair value of the quoted senior notes is based on price quotations at the reporting date, net of issuance costs.  The Group has not unquoted liability instruments for which fair value is disclosed as of March 31, 2017 and December 31, 2016.

-	Fair value of available-for-sale investments is derived from quoted market prices in active markets.

(d)	Fair value hierarchy-
All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
The following table provides the fair value measurement hierarchy of the Group´s assets and liabilities.

Notes to interim condensed consolidated financial statements (continued)

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of March 31, 2017 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)
	S/(000)	S/(000)	S/(000)

Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	46,158	-	46,158
Available-for-sale financial investments:
Quoted equity shares	667	667	-

Total financial assets	46,825	667	46,158

Liabilities for which fair values are disclosed:
Senior Notes	987,927	987,927	-

Total financial liabilities	987,927	987,927	-

There were no assets or liabilities measured or disclosed at fair value using significant unobservable inputs (Level 3).

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2016 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)
	S/(000)	S/(000)	S/(000)

Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	69,912	-	69,912
Available-for-sale financial investments:
Quoted equity shares	657	657	-

Total financial assets	70,569	657	69,912

Liabilities for which fair values are disclosed:
Senior Notes	1,012,607	1,012,607	-

Total financial liabilities	1,012,607	1,012,607	-

There were no assets or liabilities measured or disclosed at fair value using significant unobservable inputs (Level 3).

Risk management activities-
As a result of its activities, the Group is exposed to foreign currency risk therefore the Company has acquired hedge financial instruments to mitigate that risk. Since November, 2014 the Group uses cross currency swaps to hedge the foreign currency risk of the Senior Notes denominated in US dollars. During the three-month period ended March 31, 2017 was a moderate volatility in the US Dollar exchange rate against the Sol which effects were partially mitigated by the cross currency swaps hedge signed by the Company.

Notes to interim condensed consolidated financial statements (continued)

As of March 31, 2017 and December 31, 2016, except for the financial instruments (cross currency swaps) signed by the Company to hedge the foreign currency risk of its Senior Notes, the Group had no other financial instruments to hedge its foreign exchange risk, interest rates or market price (purchase price of coal) fluctuations.

13.	Commitments and contingencies
Operating lease commitments – Group as lessor
As of March 31, 2017, the Company, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable and for the three-month period ended March 31, 2017 provided an income of S/84,000 (S/89,000 for the three-months ended March 31, 2016).

Capital commitments
As of March 31, 2017, the Group had the following main commitments:

-	Commitment of capital contribution, if developed, on brine Project up to US$100,000,000. In connection with this commitment, as of March 31, 2017 the Group has made contributions for S/55,294,000.

Other commitments
-	The Group maintains long-term electricity supply agreements which billings are determined taking into consideration consumption of electricity and other market variables.

-
Since July 2015, the Group has a five-year period natural gas supply agreement for a cement plant located in Piura, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption. As of March 31, 2017, the Group has accomplished the requirements established in this agreement.

Environmental matters
The Group exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2016.

Notes to interim condensed consolidated financial statements (continued)

Tax situation
The Company is subject to Peruvian tax law. As of March 31, 2017, the income tax rate is 29.5 percent (28 percent as of December 31, 2016 and March 31,2016) of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

According to Legislative Decree No.1261, issued in December 2016, the income tax rate for 2017 onwards is 29.5 percent of the taxable profit after deducting employee participation, and the additional tax on dividend income is 5 percent, applicable to earnings generated from 2017 onwards. This Legislative Decree replaces Law No.30296, which established a 27 percent income tax rate for the years 2017 and 2018, and of 26 percent for the year 2019 onwards, as well an additional tax on dividend income of 8 percent for the years 2017 and 2018, and of 9.3 percent for 2019 onwards.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of March 31, 2017.

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open for review by the tax authorities.

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cemento Pacasmayo S.A.A.	2012-2016	2013-2016
Cementos Selva S.A.	2009/2012-2013/2015-2016	2013-2016
Distribuidora Norte Pacasmayo S.R.L.	2012-2016	2013-2016
Empresa de Transmisión Guadalupe S.A.C.	2012-2016	2013-2016
Salmueras Sudamericanas S.A.	2012-2016	2013-2016
Calizas del Norte S.A.C. (on liquidation)	2013-2016	2013-2016

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim condensed consolidated financial statements as of March 31, 2017 and the consolidated financial statements as of December 31, 2016.

Notes to interim condensed consolidated financial statements (continued)

Legal claim contingency
As of March 31, 2017, some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/8,800,000. From this total amount, S/1,598,000 corresponded to labor claims from former employees; S/2,298,000 and S/4,904,000 is related to the tax assessments received from the tax administration corresponding to 2009 and 2010 tax period, which was reviewed by the tax authority during 2012 and 2013, respectively.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements.

Mining royalty
Third parties
In 2007, The Company signed an agreement with Activos Mineros S.A.C., Fundación Comunal San Martin de Sechura and the participation of Pro Inversión related to the use of the Bayovar concession 9, which contains seashells. As part of this agreement, the Company is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$5.1 each per metric ton of calcareous extracted. The annual royalty may not be less than the equivalent to 40,000 metric tons.

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities.  This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract. As part of this agreement, the Company is required to pay an equivalent amount to US$4.5 each for each metric tons of calcareous extracted; the annual royalty may not be less than the equivalent to 850,000 metric tons since the fourth year of production.

Interest-bearing loans and borrowings covenants
Senior Notes
In February 2013, the Company issued Senior Notes by US$300,000,000 with interest rate of 4.50% and maturity on 2023. During the three-month period ended as of March 31, 2017, the Senior Notes accrued interest for S/10,892,000 net of capitalization of interest.

In the case that the Company and Guarantee Subsidiaries requires to issue debt or equity instruments or merges with another company or dispose or rent significant assets, the Senior Notes will activate the following covenants, calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-	The fixed charge covenant ratio would be at least 2.5 to 1.
-	The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of March 31, 2017, the Company has not entered in any of the operations previously mentioned.

Notes to interim condensed consolidated financial statements (continued)

14.	Segment information
For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, concrete and blocks in the northern region of Peru.
-	Sale of construction supplies in the northern region of Peru.
-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the interim condensed consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	Revenues from external customers	Gross margin	Profit before income tax	Income tax	Net Income from continuing operations	Net loss from discontinued operations	Profit for the period	Segment assets	Other assets	Assets held for distribution	Total assets	Segment liabilities	Liabilities held for distribution	Total Segment liabilities
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

2017
Cemento, concreto y bloques	245,619	108,557	37,160	(12,960)	24,200	-	24,200	2,592,077	46,158	-	2,638,235	1,243,611	-	1,243,611
Suministros para la construcción	12,950	514	(233)	81	(152)	-	(152)	26,299	-	-	26,299	22,158	-	22,158
Cal	21,558	3,917	(870)	303	(567)		(567)	121,364	-	-	121,364	-	-	-
Otros	2	(49)	(1,591)	555	(1,036)	(754)	(1,790)	82,699	21,873	-	104,572	1,403	-	1,403

Total consolidado	280,129	112,939	34,466	(12,021)	22,445	(754)	21,691	2,822,439	68,031	-	2,890,470	1,267,172	-	1,267,172

2016
Cemento, concreto y bloques	278,494	110,580	43,125	(13,268)	29,857	-	29,857	2,678,871	69,912	-	2,748,783	1,316,144	-	1,316,144
Suministros para la construcción	14,574	(54)	(657)	202	(455)	-	(455)	27,652	-	-	27,652	20,760	-	20,760
Cal	14,639	3,464	515	(158)	357	-	357	122,446	-	-	122,446	-	-	-
Otros	1,061	238	(414)	127	(287)	(1,731)	(2,018)	82,674	657	338,411	421,742	986	2,704	3,690

Total consolidado	308,768	114,228	42,569	(13,097)	29,472	(1,731)	27,741	2,911,643	70,569	338,411	3,320,623	1,3437,890	2,704	1,340,594

Notes to interim condensed consolidated financial statements (continued)

During the three-month period ended March 31, 2017 and 2016 there were no inter-segment revenues.

The “other” line includes activities that do not meet individually the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group.

Other assets
As of March 31, 2017 corresponds to the available-for-sale investments caption by S/21,873,000 and fair value of financial derivative instruments (cross currency swaps) for S/46,158,000 (S/657,000 and S/69,912,000, respectively as of December 31, 2016). Fair value of financial derivative instruments is allocated to cement segment, and available for sale financial investments are not allocated to any segment.

Geographic information
All revenues are from Peruvian clients.

As of March 31, 2017 and December 31, 2016, all non-current assets are located in Peru.